   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
            SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                           FBL FINANCIAL GROUP, INC.

                       (Name of Subject Company (issuer))

                      FBL FINANCIAL GROUP, INC. -- ISSUER

Names of Filing Persons (identifying status as offeror, issuer or other person)

                    CLASS A COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                   30239F106
                     (CUSIP Number of Class of Securities)

                               STEPHEN M. MORAIN
                           FBL FINANCIAL GROUP, INC.
                             5400 UNIVERSITY AVENUE
                           WEST DES MOINES, IA 50266
                                 (515) 225-5410

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                                DONALD J. BROWN
                   DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.
                         666 WALNUT STREET, SUITE 2500
                              DES MOINES, IA 50309
                                 (515) 288-2500

                               SEPTEMBER 26, 2000

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           --------------------------

                           CALCULATION OF FILING FEE

               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE

                    $22,029,240                                              $4,406

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,101,462 shares at the tender offer price of $20.00 per share.

/ /  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:    N/A          Filing Party:    N/A

          Form or Registration No.:    N/A          Date Filed:    N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
ITEM 1.  SUMMARY TERM SHEET

    The information set forth in "Summary" of the Offer to Purchase (attached hereto as Exhibit (a)(1)(A), the "Offer to Purchase") is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

    (a) The issuer of the securities to which this Schedule TO relates is FBL Financial Group, Inc., an Iowa corporation, and the address of its principal executive office, and its mailing address, is 5400 University Avenue, West Des Moines, IA 50266.

    (b) This Schedule TO relates to the offer by FBL to purchase up to 1,101,462 shares, or such lesser number of shares as are properly tendered, of its Class A common stock, without par value, 29,831,305 of which shares were outstanding as of September 15, 2000.

    (c) The information set forth in "Summary" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The Filing Person for which this schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

ITEM 4.  TERMS OF THE TRANSACTION

    (a) The information set forth in "Summary" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

    (b) Securities will not be purchased from any executive officer, director or affiliate of the Subject Company other than as described in "Section 10, Information Concerning FBL Financial Group, Inc," of the Offer to Purchase which is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in "Section 10, Information Concerning FBL Financial Group, Inc." of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

    (a)-(c)The information set forth in "Summary" and "Section 11, Source and Amount of Funds," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

    The information set forth in "Summary" and "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    (a)-(b)Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) Not applicable.

ITEM 12.  EXHIBITS.

    (a)(1)(A) Offer to Purchase, dated September 26, 2000

    (a)(1)(B) Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

    (a)(1)(C) Notice of Guaranteed Delivery

    (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees;

    (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form;

    (a)(1)(F) Letter to Stockholders of the Company, dated September 26, 2000, from William J. Oddy, Chief Executive Officer of the Company;

    (a)(1)(G) Memorandum, dated September 25, 2000, to the Company's employees;

    (a)(1)(H) Question and Answer Brochure;

    (a)(1)(I) Letter to Participants in Farm Bureau 401(k) Savings Plan;

    (a)(1)(J) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

    (a)(2)-(4) Not applicable

    (a)(5)(A) Press release issued by the Company, dated September 25, 2000;

    (a)(5)(B) Not applicable

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    (g) Not applicable.

    (h) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

September 26, 2000                                     FBL FINANCIAL GROUP, INC.

                                                       By:             /s/ WILLIAM J. ODDY
                                                            -----------------------------------------
                                                                         William J. Oddy
                                                                     CHIEF EXECUTIVE OFFICER

                                 EXHIBIT INDEX

    (a)(1)(A) Offer to Purchase, dated September 26, 2000

    (a)(1)(B) Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

    (a)(1)(C) Notice of Guaranteed Delivery

    (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees;

    (a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form;

    (a)(1)(F) Letter to Stockholders of the Company, dated September 26, 2000, from William J. Oddy, Chief Executive Officer of the Company;

    (a)(1)(G) Memorandum, dated September 25, 2000, to the Company's employees;

    (a)(1)(H) Question and Answer Brochure;

    (a)(1)(I) Letter to Participants in Farm Bureau 401(k) Savings Plan;

    (a)(1)(J) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

    (a)(2)-(4) Not applicable

    (a)(5)(A) Press Release issued by the Company, dated September 25, 2000;

    (a)(5)(B) Not applicable

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    (g) Not applicable.

    (h) Not applicable.